Exhibit 99.1

Klondex Approved for Listing on NYSE MKT Exchange Under the Symbol “KDX”

Vancouver, BC – October 5, 2015– Klondex Mines Ltd. (“Klondex” or the “Company”) is pleased to announce its common shares are approved to begin trading on the NYSE MKT LLC (“NYSE MKT”) on October 7, 2015 under the symbol “KDX”.  The Company’s shares will continue to be listed on the Toronto Stock Exchange, also under the symbol “KDX”.  Klondex will withdraw its shares from listing on the OTCQX concurrent with listing on the NYSE MKT.

Paul Huet, President and Chief Executive Officer commented, “Klondex continues to evolve as a company. Completing the listing on the NYSE MKT is an important milestone and another example of the Company doing what it said it would do. With this listing, we look forward to increasing our exposure to U.S. institutional and retail investors.”

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two mineral properties: the Fire Creek project and the Midas project ore milling facility, both of which are located in the State of Nevada, USA. Fire Creek is located approximately 100 miles south of Midas.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512
M: 303-668-7991
jseaberg@klondexmines.com

Forward-looking Information
This press release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation, including but not limited to information about the timing of the beginning of trading and the benefits of listing on the NYSE MKT.  This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. We assume no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond Klondex’s control, including risks associated with the failure to continue satisfying the listing requirements of the NYSE MKT on the anticipated listing date, failure to achieve the anticipated benefits therefrom and other risks identified in Klondex’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively.